HENRY YIN Partner Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong	Direct +852.3923.1187 Main +852 3923 1111 Fax +852 3923 1100 Email henry.yin@loeb.com

September 16, 2025

Office of Trade & Services Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Rebekah Reed, Dietrich King

Re:	EPWK Holdings Ltd. Draft Registration Statement on Form F-1 Submitted August 22, 2025 CIK No. 0001900720

Ladies and Gentlemen:

On behalf of our client, EPWK Holdings Ltd. (the “Company”), we hereby provide a response to the comments issued in the letter dated as of September 9, 2025 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff’s Letter”) regarding the above-referenced Draft Registration Statement on Form F-1 submitted on August 22, 2025.

Contemporaneously, the Company is submitting its Registration Statement via EDGAR (the “Registration Statement”), which reflects the Company’s responses to the Staff’s Letter and certain updated information. For ease of reference, each comment contained in the Staff’s Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Draft Registration Statement on Form F-1 submitted August 22, 2025

Cover Page

1.	We note that you have included an "assumed initial public offering price" of the Units and state that the price per Unit will be fixed for the duration of the offering. If the "assumed" price may differ from the actual price at which the Units will be sold, please explain how the offering price will be determined. Refer to Item 501(b)(3) of Regulation S-K and the instructions thereto.

Response: The Company respectfully advises the Staff that relevant disclosure was updated on the cover page and pages 31 and 168 of the Registration Statement.

2.	Please revise here and in the "Description of Securities We Are Offering" section to describe in detail the formula for or method of determining the number of Class A Ordinary Shares to be issued upon exercise of the Warrants under each of the "cashless exercise" and "zero exercise price" provisions. In this regard, you refer to but do not disclose "the formula set forth in the Warrants" for the cashless exercise provision, and it is unclear how you have calculated 100,000,000 shares as the maximum issuable pursuant to the Warrants using the zero exercise price provision. Your statement that "[u]nder the zero exercise price option, the holder of the Warrants, has the right to receive the number of Class A Ordinary Shares as set forth in the applicable Warrant" does not provide sufficient detail. Explain how and when the bracketed exercise price of the Warrants will be determined, and describe any circumstances, aside from the holders' election to use the zero exercise price provision, under which the exercise price of the Warrants may be reset or vary.

Response: The Company respectfully advises the Staff that relevant disclosure on the cover page and in the “Description of Securities We Are Offering” section on page 170 of the Registration Statement was updated.

3.	Refer to your statement that you "do not expect to receive any proceeds from the zero exercise price option of the Warrants because it is highly unlikely..." Please revise this statement to clearly state, if true, that you do not expect to receive proceeds from the exercise of the Warrants overall, rather than specifically "from the zero exercise price option" of the Warrants. Similarly, where you state that the net proceeds of the offering assume "none of the Warrants issued in this offering are exercised" at pages 31 and 76, please explain that even if the Warrants are exercised, you are unlikely to receive any cash proceeds because it is highly unlikely that the warrant holder would elect to pay an exercise price when they could choose to utilize the zero exercise price provision and receive more shares than they otherwise would.

Response: The Company respectfully advises the Staff that relevant disclosure on cover page and pages 31, 76 and 170 of the Registration Statement was updated.

Risk Factors

Risks Relating to this Offering and Our Ordinary Shares

If the holders of the Warrants elect to exercise such Warrants using the zero exercise price...,

4.	Please revise to state more clearly that the offering is likely to result in "substantial dilution," given the likelihood that holders will utilize the zero exercise price option of the Warrants. Highlight the volume of shares you are seeking to register, including shares underlying the warrants assuming conversion at the zero exercise price, alone and as a percentage of your currently outstanding Class A Ordinary Shares. Elaborate on potential impacts that dilution from the offering may have to your trading price and listing status, and specifically address how it may impact your ability to regain compliance with Nasdaq's minimum bid price requirement.

Response: The Company respectfully advises the Staff that relevant disclosure on page 65 of the Registration Statement was updated.

Plan of Distribution, page 172

5.	Your disclosure that you "intend to complete one closing of this offering, but may undertake one or more additional closings for the sale of additional securities to the investors in the initial closing" appears inconsistent with disclosure on the cover page that you "will have one closing for all the securities purchased in this offering" and that the offering "will terminate upon the completion of a single closing, which is expected to occur on..." Please reconcile or advise.

Response: We acknowledge the Staff’s comment and respectfully advise that there will be only one closing for all the securities purchased in this offering. We have revised relevant disclosure. Please see page 172 of the Registration Statement.

General

6.	We note from your current report on Form 6-K filed August 26, 2025 that you are seeking shareholder approval of an increase in authorized Class A and Class B Ordinary Shares, as well as a share consolidation with a ratio between 1:2 and 1:100. Please disclose these developments and your plans for a reverse stock split where appropriate throughout the registration statement, including the proposed ratio, if known. Explain whether, and if so how, a reverse stock split will impact the terms of the Warrants (e.g., exercise price, number of Class A Ordinary Shares issuable upon exercise, etc.).

Response: The Company respectfully advises the Staff that relevant disclosure on page 65 of the Registration Statement was updated.

Please call me at +852 3923 1187 or my U.S. colleague, Joan S. Guilfoyle +1 202-524-8467 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Henry Yin
Henry Yin
Partner